SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3 TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NICE-SYSTEMS LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, par value one New Israeli Shekel per share
(Title of Class of Securities)

M7494X101
(CUSIP Number of Ordinary Shares Underlying Class of Securities)

Dafna Gruber Corporate Vice President and Chief Financial Officer NICE-Systems Ltd. 8 Hapnina Street P.O.Box 690 Ra’anana 43107, Israel Telephone: +972-9-775-3151

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

With copies to:

Adam M. Klein, Esq. Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. 2 Weizmann Street Tel Aviv 64239, Israel Telephone: +972-3-608-9947 Telecopy: +972 3-521-2212	Kenneth L. Henderson, Esq. Bryan Cave LLP 1290 Avenue of the Americas New York, New York 10104 Telephone: (212) 541-2000 Telecopy: (212) 541-4630

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$6,500,000	$362.70

* Estimated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 1,734,422 ordinary shares of NICE-Systems Ltd. having an aggregate value of $6,500,000 will be exchanged for new options or new restricted share units and cancelled pursuant to this exchange offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of June 17, 2009.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 5 for Fiscal Year 2009, equals $55.80 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $362.70	Filing party: NICE-Systems LTD.
Form or Registration No.: 005-56249	Date filed: June 23, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 3 (this “Amendment No. 3) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 23, 2009, and amended by Amendment No. 1 on June 25, 2009, and Amendment No. 2 filed with the Securities and Exchange Commission on July 27, 2009 (as amended, the “Schedule TO”) relating to an offer by NICE-Systems Ltd. (the “Company”) to exchange certain outstanding options to purchase ordinary shares held by certain employees granted under the Company’s 2003 Stock Option Plan and Actimize Ltd. 2003 Omnibus Stock Option and Restricted Stock Incentive Plan.

        Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Schedule TO.

ITEMS 3, 4, 5, 8, 10 AND 11

Items 3, 4, 5, 8, 10 and 11 of Schedule TO are hereby amended and supplemented by adding thereto the following:

        The Company’s Chief Executive Officer, Haim Shani, has announced his resignation, in order to move into public service. The Company’s board of directors appointed Zeev Bregman to be the Company’s successor Chief Executive Officer. Mr. Bregman will join the Company on September 1, 2009, and will assume the office of Chief Executive Officer by November 1, 2009. Mr. Shani will continue to lead the Company during the transition period.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NICE-SYSTEMS LTD. By: /s/ Yechiam Cohen —————————————— Yechiam Cohen General Counsel

Date: July 28, 2009